# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inflection Point Acquisition Corp VI, CIK 0002102041
CUSIP: G4790S123
Title of class of securities: Class A ordinary shares, par value $0.0001 par value
Address of issuer's principal executive offices: 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001326389

## Reporting persons
- Polar Asset Management Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Inflection Point Acquisition Corp VI
Address of issuer's principal executive offices: 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL, 33139

## Item 2. Person Filing
Name of person filing: This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") with respect to the shares directly held by PMSMF.
Address of principal business office or, if none, residence: 16 York Street, Suite 2900, Toronto, Ontario, M5J 0E6
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.

## Item 4. Ownership
Amount beneficially owned: 1,500,000 (The Reporting Person may be deemed to beneficially own the reported shares by virtue of its ownership of units that are convertible into or include Class A ordinary shares.)
Percent of class: 5.9
Sole power to vote or to direct the vote: 1,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Polar Asset Management Partners Inc.: Andrew Ma, Chief Compliance Officer (05/15/2026)